Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-211556

News Release

Axalta Coating Systems 2001 Market Street Suite 3600 Philadelphia, PA 19103 USA	Contact Christopher Mecray D +1 215 255 7970 Christopher.Mecray@axaltacs.com

For Immediate Release

Axalta Announces Sale of 41,621,996 Common Shares by Affiliates of The Carlyle Group

PHILADELPHIA, PA, July 28, 2016 – Axalta Coating Systems Ltd. (NYSE: AXTA) has announced the sale of 41,621,996 common shares on an underwritten basis by affiliates of The Carlyle Group (“Carlyle”). Axalta will not receive any of the proceeds from the offering of shares by Carlyle. Closing of the offering is expected to occur on or about August 2, 2016, subject to customary closing conditions.

The last reported sale price of Axalta’s common shares on July 27, 2016 was $28.97 per share. Goldman, Sachs & Co. is acting as the sole underwriter for the offering. Goldman, Sachs & Co. proposes to offer the common shares to the public at a fixed price.

Following the offering, Carlyle will not beneficially own any of Axalta’s common shares, other than de minimis amounts held or owned from time to time in the ordinary course of business. As a result, Axalta’s principal stockholders agreement will terminate pursuant to its terms and Carlyle will no longer have the right to designate members to Axalta’s Board of Directors in accordance with the terms of the principal stockholders agreement.

Axalta has filed an automatically effective registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates, and the offering may only be made by means of such written prospectus. Before you invest, you should read the prospectus in that registration statement and other documents Axalta has filed with the SEC for more complete information about Axalta and this offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, Goldman, Sachs & Co. will arrange to send you the prospectus if you request it by writing Goldman, Sachs & Co., Attn: Prospectus Department, 200 West Street, New York, New York 10282; by email: prospectus-ny@ny.email.gs.com; or by telephone: (866) 471-2526.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Axalta Coating Systems

Axalta is a global leader in the coatings industry, providing customers with innovative, colorful, beautiful and sustainable coatings solutions. From light vehicles, commercial vehicles and refinish applications to electric motors, building facades and other industrial applications, our coatings are designed to prevent corrosion, increase productivity and enhance durability. With more than 150 years of experience in the coatings industry, the 12,800 people of Axalta continue to find ways to serve our more than 100,000 customers in approximately 130 countries better every day with the finest coatings, application systems and technology.

Cautionary Statement Concerning Forward-Looking Statements This release may contain certain forward-looking statements regarding Axalta and its subsidiaries and the secondary offering of Axalta’s common shares. All of these statements are based on management’s expectations as well as estimates and assumptions prepared by management that, although they believe to be reasonable, are inherently uncertain. These statements involve risks and uncertainties that may cause the actual results to differ materially from those anticipated at the time the statements are made, including, but not limited to: adverse developments in economic conditions and, particularly, in conditions in the automotive and transportation industries; volatility in the capital, credit and commodities markets; our inability to successfully execute on our growth strategy; risks associated with our non-U.S. operations; currency-related risks; increased competition; risks of the loss of any of our significant customers or the consolidation of multi-shop operators, distributors and/or body shops; our reliance on our distributor network and third-party delivery services for the distribution and export of certain of our products; price increases or interruptions in our supply of raw materials; failure to develop and market new products and manage product life cycles; litigation and other commitments and contingencies; significant environmental liabilities and costs as a result of our current and past operations or products, including operations or products related to our business prior to the acquisition of DuPont Performance Coatings; unexpected liabilities under any pension plans applicable to our employees; risk that the insurance we maintain may not fully cover all potential exposures; failure to comply with the anti-corruption laws of the United States and various international jurisdictions; failure to comply with anti-terrorism laws and regulations and applicable trade embargoes; business disruptions, security threats and security breaches; our ability to protect and enforce intellectual property rights; intellectual property infringement suits against us by third parties; our substantial indebtedness; our ability to obtain additional capital on commercially reasonable terms may be limited; our ability to realize the anticipated benefits of any acquisitions and divestitures; our joint ventures’ ability to operate according to our business strategy should our joint venture partners fail to fulfill their obligations; the risk of impairment charges related to goodwill, identifiable intangible assets and fixed assets; ability to recruit and retain the experienced and skilled personnel we need to compete; work stoppages, union negotiations, labor disputes and other matters associated with our labor force; terrorist acts, conflicts, wars and natural disasters that may materially adversely affect our business, financial condition and results of operations; transporting certain materials that are inherently hazardous due to their toxic nature; weather conditions that may temporarily reduce the demand for some of our products; reduced demand for some of our products as a result of improved safety features on vehicles and insurance company influence; the amount of the costs, fees, expenses and charges related to being a public company; any statements of belief and any statements of assumptions underlying any of the foregoing; Carlyle’s ability to control our common shares; other factors disclosed in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016 and June 30, 2016, our Annual Report on Form 10-K for the year ended December 31, 2015 and our other filings with the SEC; and other factors beyond our control. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that the expectations will be attained or that any deviation will not be material. All information is as of the date of this press release, and we undertake no obligation to update any forward-looking statement to conform the statement to actual results or changes in expectations.